September 19, 2019

Garo H. Armen, Ph.D.
Chief Executive Officer
Agenus Inc.
3 Forbes Road
Lexington, Massachusetts 02421

       Re: Agenus Inc.
           Annual Report on Form 10-K
           Filed March 18, 2019
           File No. 000-29089

Dear Dr. Armen:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Annual Report on Form 10-K filed March 18, 2019

Item 1. Business
Our Business, page 3

1. In future filings, please revise your disclosure to include the royalty terms for your agreements with Gilead, Incyte, UVA, Ludwig and UConn. In addition, with respect to the UConn agreement, please disclose the pipeline program or product candidate to which the agreement relates, the royalty rate and the "future payments" you are obligated to make under the March 2003 amendment. With respect to the UVA agreement, please disclose when the last of the licensed patents is scheduled to expire.
2. Please tell us why you believe your assets, such as next generation anti-CTLA-4
      (AGEN1181) and TIGIT (AGEN1307) as well as CD137 (AGEN2373) and bispecific antibodies that are partnered with Gilead are potentially "best-in-class and first-in-class"
      in light of your discussion of your competitors on pages 11-12 and the early stages of development of these product candidates.
 Garo H. Armen, Ph.D.
FirstName LastNameGaro H. Armen, Ph.D.
Agenus Inc.
Comapany 19, 2019
September NameAgenus Inc.
September 19, 2019 Page 2
Page 2
FirstName LastName
Intellectual Property Portfolio, page 9

3. Please expand your disclosure in future filings regarding your intellectual property portfolio to (i) clarify which patents are owned and which ones are licensed, (ii) identify the product candidate or platform to which your patents and patent applications apply, and
         (iii) disclose the foreign jurisdictions where you have issued patents or pending patent applications, and the corresponding expiration dates (or expected expiration dates).
Item 1A. Risk Factors
The sale of a significant number of shares could cause the market price of our stock to decline, page 35

4. We note your disclosure that if AGEN2034 is not approved for commercial sale by the
         FDA before December 31, 2021, Token holders will be permitted to convert into shares of common stock, and that you retain the right to pay cash in lieu of delivering shares.
         Please clarify whether conversion will occur automatically or if holders will have the option to hold the Tokens indefinitely. Please also clarify the conversion ratio if the price per share of the common stock is above $10, in particular how the amount of the
         "fraction" will be determined.
Risks Related to our Tokens, page 36

5. We note your disclosure on page 37 that a "significant portion of the net sales of such product in the U.S. will be paid to Token holders until the Token holders are paid the full amount to which they are entitled pursuant to their purchase agreement." Please expand your disclosure in future filings to clarify what Token holders will be entitled to receive.
         For instance, describe how net sales will be defined, who will calculate it, and whether it will be audited, the percentage of the net sales of AGEN2034 Token holders will receive, the defined multiple of the purchase price that must be earned prior to any distribution to Token holders, and any caps on the amount that Token holders will receive. Please also clarify whether the amount Token holders are entitled to receive is correlated to the number of tokens sold or is fixed per Token.
6. Please revise your disclosure in future filings to state whether you expect the proceeds from Token sales to fund all of the costs to develop AGEN2034, including all research and development expenses, legal and professional fees, and other costs related obtaining regulatory approval and commercialization of AGEN2034. To the extent the company funds a portion of such costs, please clarify whether such funding will affect the portion of the net sales to which Token holders will be entitled. Please also clarify whether the proceeds from sales of Tokens will be used to fund the combination therapy of
         AGEN2034 with AGEN1884, or whether they will be used only to fund AGEN2034 as a monotherapy.
7. We note your disclosure in the Form 10-K filed on March 18, 2019 that the anticipated closing date of the Token offering is March 2019 and that you plan to raise up to a
 Garo H. Armen, Ph.D.
Agenus Inc.
September 19, 2019
Page 3
      maximum of $100 million in the offering. We also note that as of the date of the filing of your Form 10-Q on August 9, 2019, you had not closed on the sale of any Tokens and that you no longer disclose the maximum aggregate offering amount. Please tell us the status of the offering.
8. We note your disclosure on page 37 that you intend to transfer the record ownership of
      Tokens from book-entry ledger to the blockchain following the holding period required by
      Rule 144. You also state that you have not yet selected which blockchain to utilize and that Tokens may "continue to be recorded in a book-entry ledger indefinitely." Given this disclosure, please tell us why you believe it is appropriate to identify the Tokens as
      "digital assets," "digital securities" or "blockchain-based."
9. We note your disclosure that you have not identified all the persons that will need to provide services and functions critical to the maintenance of the Tokens. Please tell us the services you will require to develop and maintain the Tokens and distributed ledger technology, the estimated cost of such development and maintenance, and the source of funds for the same.
10. We note your disclosure that you do not expect to pay any dividends on the
      Tokens. Please clarify whether distributions to Token holders will be considered dividends.
Item 15. Exhibits and Financial Statement Schedules, page 101

11. In future filings, please include your bylaws as an exhibit. See Item 601(b)(3) of
      Regulation S-K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Lisa Vanjoske at 202-551-3614 or Mary Mast at 202-551-3613 if you
have questions regarding comments on the financial statements and related matters. Please contact Irene Paik at 202-551-6553 or Mary Beth Breslin at 202-551-3625 with any other questions.



                                                            Sincerely,
FirstName LastNameGaro H. Armen, Ph.D.
                                                            Division of
Corporation Finance
Comapany NameAgenus Inc.
                                                            Office of
Healthcare & Insurance
September 19, 2019 Page 3
cc:       Zachary R. Blume - Ropes & Gray LLP
FirstName LastName